Exhibit 99.1

MATERIAL CHANGE REPORT

Form 51-102F3

Item 1 Name and Address of Company

Titan Medical Inc. (the “Company” or “Titan”)

76 Berkeley Street

Toronto, Ontario

M5A 2W7

Item 2 Date of Material Change

June 30, 2022

Item 3 News Release

Attached as Schedule “A” is a copy of a news release relating to a material change, which was disseminated on June 30, 2022, through GlobeNewswire. The news release was subsequently filed on the System for Electronic Document Analysis and Retrieval at www.sedar.com.

Item 4 Summary of Material Change

On June 30, 2022, the Company announced that Cary G. Vance has been appointed as the company’s President and CEO effective July 1, 2022. Mr. Vance will succeed Paul Cataford, Titan’s chair of the board of directors, who has served as Interim President and CEO since December 2021.

Item 5 Full Description of Material Change

Please see the press release attached as Schedule “A” hereto.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

The following executive officer is knowledgeable about the material change and may be contacted about this report:

Stephen Lemieux

Chief Financial Officer

(416) 613-6203

Email:	stephen.lemieux@titanmedicalinc.com
Website:	www.titanmedicalinc.com

Item 9 Date of Report

July 5, 2022

SCHEDULE “A”

See attached news release.

Titan Medical Announces Appointment of Cary G. Vance as President and Chief Executive Officer

TORONTO, June 30, 2022 (GLOBE NEWSWIRE) -- Titan Medical Inc. (Nasdaq: TMDI; TSX: TMD), a medical device company focused on the development and commercialization of innovative surgical technologies for single access robotic-assisted surgery (RAS), today announced that Cary G. Vance has been appointed as the company’s President and CEO effective July 1, 2022. Mr. Vance will succeed Paul Cataford, Titan’s chair of the board of directors, who has served as Interim President and CEO since December 2021.

Mr. Vance previously served as President and CEO at Xcath Incorporated, a privately held neurovascular robotics company, and held similar positions at Optiscan Biomedical, and Myoscience. He also served as President and CEO at Hansen Medical, a publicly held intravascular robotics company acquired by Auris Health in 2016, which was subsequently acquired by Johnson & Johnson in 2019. Prior to Hansen Medical, Mr. Vance served in various global executive leadership roles at Teleflex, Covidien (now part of Medtronic) and GE Healthcare. Mr. Vance currently serves as a director of Titan Medical, having first been elected in September 2020.

“After a thorough search and selection process using a top tier recruiting firm and advisor, and after completing a rigorous leadership requirement and assessment analysis, we are pleased to announce that we have selected Cary as our next President and CEO. Cary brings extensive expertise and insights in robotic medical technology and minimally invasive surgery, filling this key leadership role,” said Paul Cataford, Titan’s Interim President and CEO. “It was during the interim management period and the interviewing and assessment of a number of candidates that we determined the final requirements for our next President and CEO, and Cary emerged as the best candidate.”

“I am excited to transition from an oversight position on Titan’s board to an executive position leading the company. I am already familiar with the team and the complexity of the product and the regulatory process, and will be able to take over from Paul quickly and effectively. Having Paul remain as a resource on the board and as chair made it easy to accept the appointment,” said Mr. Vance. “Titan’s innovative technology offers a compelling value proposition for patients, surgeons and hospitals and should enhance the care paradigm for patients seeking minimally invasive surgery through a single access point. I look forward to working with our talented and passionate team as we continue to evolve our business and commercialize our technology. Additionally, I look forward to interacting with investors during our next quarterly financial update.”

Paul Cataford will continue to serve on Titan’s board of directors as board chair. As the board chair is now independent, with Mr. Cataford having served less than 12 months as an interim executive, a lead independent is no longer required.

About Titan Medical

Titan Medical Inc. (Nasdaq: TMDI; TSX: TMD), a medical device company headquartered in Toronto, Ontario and with operations in Chapel Hill, North Carolina, is focused on enhancing robotic assisted surgery using innovative technology through a single access point. The Enos™ robotic single access surgical system is being developed with an ergonomic focus to provide a surgical experience that imitates real-life movements that surgeons demand and includes multi-articulating instruments designed to allow surgeons an increased range of motion in a confined space, with dexterity and the ability to exert the forces necessary to complete common surgical tasks. With the Enos system, Titan intends to initially pursue gynecologic surgical indications.

Enos™ is a trademark of Titan Medical Inc.

For more information, visit www.titanmedicalinc.com and follow @TitanMedical on Twitter and LinkedIn.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws, which reflect the current expectations of management of the company’s future growth, results of operations, performance, and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements, including, without limitation, references to: the company’s focus on the design and development of surgical technologies for robotic single access surgery; the Enos system providing a surgical experience that imitates real-life movements; and the company’s intention to initially pursue gynecologic surgical indications with the Enos system. These statements reflect management’s current beliefs and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the company’s Annual Report for the fiscal year ended December 31, 2021, which may be viewed at www.sedar.com and at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contact
Kristen Galfetti
Vice President, Investor Relations & Corporate Communications
+1-781-869-2553
investors@titanmedicalinc.com

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